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EXHIBIT 99.4(b)

Guaranteed Death Benefit Rider
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GUARANTEED DEATH BENEFIT RIDER

BENEFIT - When we receive proof that the Annuitant's death occurred while this rider was in force, we will pay the Benefit Amount for this rider on the Valuation Date due proof of the Annuitant's death and instructions regarding payment to the Beneficiary are received by PM.

BENEFIT AMOUNT - The Benefit Amount for this rider will be the difference of 1. minus 2. where:

1. is the Accumulated Value of the Contract to which this rider is attached on the Contract Anniversary immediately preceding the Valuation Date due proof of death and instructions regarding payment are received by PM, decreased by any deductions caused by partial withdrawals made since that Anniversary, and increased by any premium payments received since that Anniversary.

2.  is the death benefit as described in the Contract.

However, in no case will the Benefit Amount exceed $500,000 or be less than zero.

GUARANTEED DEATH BENEFIT CHARGE - Beginning on the Contract Date and monthly thereafter, there will be a charge for this rider equal to the Guaranteed Death Benefit Charge multiplied by the result of the Accumulated Value less any Contract debt. The Guaranteed Death Benefit Charge is shown on the Contract Specifications pages.

MISSTATEMENT OF AGE - If the Annuitant's Age is misstated in the application, the Benefit Amount for this rider will be adjusted. The adjusted Benefit Amount will be equal to the Benefit Amount times 1. and divided by 2. where:

1. is the Guaranteed Death Benefit Charge shown in the Contract Specifications pages.

2. is the Guaranteed Death Benefit Charge that would have been charged for the Annuitant's correct Age on the Contract Date.

LIMITATION - This rider cannot be added to a Contract if the Annuitant is already designated as the Annuitant under a contract to which this rider is attached.

EFFECTIVE DATE - This rider is effective on the Contract Date unless otherwise stated. This rider will terminate:

- on our receipt of your written notice; or

- on surrender of this Contract;

- if the Contract's Full Withdrawal Value is zero;

- on the Annuity Start Date as defined in the Contract; or
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- on payment of death benefit proceeds under the Contract.

GENERAL CONDITIONS - This rider is part of the Contract to which it is attached. All terms of this Contract which do not conflict with this rider's terms apply to this rider.


PACIFIC MUTUAL LIFE INSURANCE COMPANY



Thomas C Sutton                            Audrey L. Milfs
Chairman and Chief Executive Officer       Secretary

R90-GUAR